UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 30, 2022

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

<u>Election of New Director</u>

On September 30, 2022, the Board of Directors (the "Board") of McDonald's Corporation (the "Company") increased the size of the Board to a total of 15 Directors and elected Kareem Daniel as a Director, both effective October 1, 2022. The Board has not elected Mr. Daniel to any Board Committee at this time.

The Board determined that Mr. Daniel is independent as defined by the New York Stock Exchange listing standards. Mr. Daniel does not have any material relationships with the Company, and there are no transactions between him and the Company that would be required to be reported under Item 404(a) of Regulation S-K. There is also no arrangement or understanding between Mr. Daniel and the Company pursuant to which he was selected as a Director. Mr. Daniel will receive compensation generally consistent with that received by non-employee Directors, as described in the Company's most recent Proxy Statement for the 2022 Annual Meeting of Shareholders, as may be modified by the Board for all non-executive Directors, from time to time.

A copy of the press release issued by the Company on October 3, 2022 announcing the above actions is attached as Exhibit 99.1 hereto.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   <u>Press Release of McDonald's Corporation issued October 3, 2022: Kareem Daniel Elected to McDonald's Board of Directors</u>

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 3, 2022

By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Corporate Vice President, Associate General Counsel
and Assistant Secretary

Exhibit 99.1

Kareem Daniel Elected to McDonald's Board of Directors

CHICAGO, IL, October 3, 2022 – McDonald's Corporation (NYSE: MCD) today announced that its Board of Directors has elected Kareem Daniel as an independent Director of the Board, effective October 1, 2022.

Mr. Daniel currently serves as Chairman, Disney Media and Entertainment Distribution at The Walt Disney Company, where he leads the organization that delivers Disney's storytelling to fans and families around the world. In this role, he is responsible for driving the overall growth and profitability of Disney's global media businesses, including its streaming services – Disney+, ESPN+, Hulu, and Star+ – which combined have more than 220 million subscriptions; its portfolio of linear television channels, including ABC, ESPN, and FX; its ABC owned-stations; theatrical film distribution for Disney's entertainment studios; and Disney's industry-leading advertising sales business.

In more than 15 years at Disney, he has also spearheaded transformation through leadership roles in Consumer Products, Games, and Publishing; Walt Disney Imagineering; the Walt Disney Studios; and Corporate Strategy.

"Kareem is an exceptional leader with a strong track record of building brands that resonate with audiences globally," **said Enrique Hernandez, Jr., McDonald's Chairman of the Board.** "His dynamic business experience, deep consumer expertise and proven values-based leadership will be hugely additive to our Board of Directors and helping to guide the Company."

"I'm delighted to welcome Kareem to the McDonald's Board of Directors," **said Chris Kempczinski, McDonald's President and Chief Executive Officer**. "His unparalleled consumer insight and deep experience creating innovative and immersive experiences for customers at one of the world's most iconic consumer companies will greatly benefit McDonald's as we build deeper connections with our customers."

Previously, Mr. Daniel worked in equity research and investment banking at Goldman Sachs, where he specialized in technology, media and entertainment, and telecommunications. He grew up in Chicago, where he attended Morgan Park Academy before earning his Bachelor of Science degree in Electrical Engineering and an MBA from Stanford University.

His election brings the Board to a total of 15 members, who each bring unique experiences, qualifications and skills that provide significant value to McDonald's and its shareholders.

About McDonald's
McDonald's is the world's leading global foodservice retailer with nearly 40,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

Forward Looking Statements
This document contains forward-looking statements about future events and circumstances. Generally speaking, any statement not based upon historical fact is a forward-looking statement. In particular, statements regarding McDonald's plans, strategies, prospects and expectations regarding its business and industry are forward-looking statements. They reflect McDonald's expectations, are not guarantees of performance and speak only as of the date hereof. Except as required by law, McDonald's does not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements. McDonald's business results are subject to a variety of risks, including those that are described in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and subsequent filings with the Securities and Exchange Commission.